Exhibit 99.1

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

October 7, 2014

________________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 5, 2014

________________________

Dear Macrocure Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Macrocure Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Wednesday, November 5, 2014, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

The Meeting is being called for the following purposes:

(1)
to ratify the election of each of (a) Ms. Katherine Wolf and (b) Mr. Yuval Yanai as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)
conditioned upon the approval of Proposal 1 above, to ratify the approval of the payment of compensation to each of the external directors that consists of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of the Company’s ordinary shares, nominal value NIS 0.01 per share, at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of the Company’s 2013 Share Incentive Plan.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, October 6, 2014 are entitled to notice of and to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investor.macrocure.com/ The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Tuesday, October 7, 2014, at the registered office of the Company, 25 Hasivim Street Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-923-5556.

Sincerely, David Ben-Ami Chairman of the Board of Directors

- ii -

MACROCURE LTD.

25 Hasivim Street, Petach Tikva 4959383, Israel

+ 972 74 717 7177

__________________________

PROXY STATEMENT

______________________

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Macrocure Ltd., to which we refer as Macrocure or the Company, to be voted at a Special General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held at 3:00 p.m. (Israel time) on Wednesday, November 5, 2014, at our offices at 25 Hasivim Street, Petach Tikva 4959383, Israel.

This Proxy Statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Macrocure ordinary shares, on or about Wednesday, October 8, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, October 6, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
to ratify the election of each of (a) Ms. Katherine Wolf and (b) Mr. Yuval Yanai as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)
conditioned upon the approval of Proposal 1 above, to ratify the approval of the payment of compensation to each of the external directors that consists of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of the Company’s ordinary shares, nominal value NIS 0.01 per share, or ordinary shares, at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of the Company’s 2013 Share Incentive Plan.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On September 30, 2014, we had 16,262,465 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Monday, October 6, 2014, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder for purposes of Proposal 1 if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

For purposes of Proposal 2, a “controlling shareholder” is a shareholder that possesses, by itself or together with others who also possess a personal interest in the approval of the proposal, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of either Proposal 1 or Proposal 2.

A “personal interest” of a shareholder, for purposes of each of Proposal 1 and Proposal 2, (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.  For purposes of Proposal 1 alone, a personal interest excludes a personal interest that does not derive from ties with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposals 1 and 2; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on either/both Proposals 1 and 2 (as applicable). Since it is highly unlikely that any of our public shareholders has a personal interest in either such proposal and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder and has no personal interest with respect to the relevant proposal.  If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on either proposal, you should indicate the existence of a personal interest on the enclosed proxy card and should furthermore contact our Chief Financial Officer, Shai Lankry, at shai@macrocure.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from: http://investor.macrocure.com and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to shai@macrocure.com or via fax to +972-3-923-5558. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at 25 Hasivim Street, Petach Tikva 4959383, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting (that is, on November 3, 2014).

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, in the case of a voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”) if you do not provide voting instructions. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. In all cases, you must remember to indicate in writing whether you have a personal interest in the approval of Proposals 1(a), 1(b) or 2, respectively. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, October 6, 2014. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 6, 2014, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the Chief Financial Officer of the Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about October 8, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.macrocure.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2014 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or the SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2014 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially is based on 16,262,465 ordinary shares outstanding as of September 30, 2014. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Macrocure Ltd., 25 Hasivim Street, Petach Tikva 4959383, Israel.

	Number and Percentage of Ordinary Shares Beneficially Owned
Name	Number		Percent
5% or Greater Shareholders (other than directors and executive officers)
Pontifax (Israel) and affiliated venture funds(1)	1,861,134	(2)	11.2%
Viola Private Equity I, L.P.(3)	1,822,006	(4)	10.8%
Viatcheslav Mirilashvili(5)	3,333,032	(6)	19.7%
Directors and Executive Officers
Nissim Mashiach	859,602	(7)	5.0%
Michael Molyneaux, MD	*		—
Shai Lankry	—		—
David Ben Ami	1,840,000		11.3%
Ze’ev Bronfeld	2,688,746		16.5%
Ranan Grobman	383,303	(8)	2.4%
Tomer Kariv	1,861,134	(9)	11.0%
Jonathan Kolber	—	(10)	—
Yuval Yanai	—		—
Katherine Wolf	—		—
All Directors and Executive Officers as a Group (10 persons)	7,632,785	(11)	43.7%

*Less than one percent.

(1)
The address of Pontifax (Israel) and its affiliated venture funds, to which we refer collectively as Pontifax, is 14 Shenkar St., Herzliya Pituach, PO Box 4093, Herzliya, 46140, Israel. Each of Mr. Tomer Kariv, who is the chief executive officer of Pontifax, and Mr. Ron Nussbaum, shares voting and dispositive power with respect to the shares held by Pontifax.

(2)	Includes an aggregate of 320,344 ordinary shares issuable upon the exercise of warrants at an exercise price per share of NIS 0.01, all of which are currently exercisable.

(3)
The address of Viola Private Equity I, L.P., or Viola, is Ackerstein Towers, Building D, 12 Abba Eban Avenue, 46120 Herzliya Pituach, Israel. Mr. Harel Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of Viola and may be deemed to be the beneficial owners of the shares held by Viola.

(4)	Includes an aggregate of 669,898 ordinary shares issuable upon the exercise of warrants at the weighted average exercise price of NIS 0.01, all of which are currently exercisable.

(5)	The address of Viatcheslav Mirilashvili is Hamanofim St., Herzliya Pituach, Herzliya, 46725, Israel.

(6)
Consists of (i) (a) 2,254,010 ordinary shares and (b) 439,760 ordinary shares issuable upon the exercise of warrants that are currently exercisable at an exercise price per share of NIS 0.01, held by Mr. Mirilashvili, and (ii) (a) 391,184 ordinary shares and (b) 248,078 ordinary shares issuable upon the exercise of warrants that are currently exercisable at the weighted average exercise price per share of NIS 0.01, held by Vaizra Ventures Ltd., or Vaizra Ventures, an entity in which Viatcheslav Mirilashvili indirectly holds 100% of the equity. As described in footnote (8) below, an entity for which Ranan Grobman, a director of our company, serves as a director and in which he holds a 40% equity interest, holds a currently exercisable option to purchase 10% of the ordinary shares of our company beneficially owned by Mr. Mirilashvili (including shares held or beneficially owned by Vaizra Ventures), in the aggregate.

(7)	Consists entirely of options to purchase ordinary shares, all of which are currently exercisable.

(8)
Includes 333,303 ordinary shares that constitute 10% of the 3,333,032 ordinary shares beneficially owned by Mr. Mirilashvili (including via Vaizra Ventures), in the aggregate, which are subject to a currently exercisable option to purchase that is held by an entity in which Mr. Grobman holds a 40% equity interest and for which he serves as a director. Mr. Grobman disclaims beneficial ownership of those 333,303 ordinary shares except to the extent of his pecuniary interest therein.

(9)
Consists of the 1,861,134 ordinary shares beneficially owned by Pontifax, for which Mr. Kariv serves as chief executive officer. Mr. Kariv and Ran Nussbaum share voting and dispositive power with respect to the shares held by Pontifax.

(10)
Excludes the 1,794,506 ordinary shares beneficially owned by Viola, for which Mr. Kolber serves as a general partner, as Mr. Kolber does not possess voting or dispositive power with respect to those shares.

(11)	Please see footnotes 7 through 10 above for information concerning the beneficial ownership of our directors and executive officers.

PROPOSAL 1
RATIFICATION OF ELECTION OF EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies”, including companies with shares listed on the NASDAQ Global Market, are required to elect at least two external directors who meet the qualification requirements in the Companies Law. The initial election of external directors must be made by a general meeting of the shareholders no later than three months following the completion of a company’s initial public offering.

A person may not serve as an external director of a company if the person is a relative of a controlling shareholder of the company or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the company; or (2) any person or entity controlling the company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the company or by the company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in a company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “affiliation” includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

●	control; and

●
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager (chief executive officer), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, a person may not serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for additional three-year terms, provided that certain conditions are satisfied and that either:

(i)
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company; or

(ii)
his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described below with respect to the election of our external directors).

The term of office for external directors of Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described below with respect to the election of our external directors). Prior to the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.  In the case of our external directors, we have elected to have their compensation governed by the “relative compensation” provisions of the Companies Law regulations, as described in Proposal 2 below.

Prior to our initial public offering, our shareholders approved the election of Ms. Katherine Wolf and Mr. Yuval Yanai as external directors for a three year term following the recommendation of the Board and subject to the required ratification of the election by our shareholders following our initial public offering. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each other committee of our Board (if our Board appoints any such committee hereafter) that are authorized to exercise the powers of the Board. If their election is ratified at the Meeting, Ms. Katherine Wolf will continue to serve as the Chairman of our compensation committee and as a member of our audit committee, and Mr. Yuval Yanai will continue to serve as the Chairman of our audit committee and a member of our compensation committee.

The Board has determined that each of Ms. Katherine Wolf and Mr. Yuval Yanai satisfies the external director requirements under the Companies Law, as well as the independent director requirements under the NASDAQ Listing Rules and the SEC’s audit committee rules.

The nominees for election as external directors are:

Katherine Wolf joined our board of directors effective on the date of our listing on NASDAQ (subject to ratification at the Meeting). Since January 2014, Ms. Wolf has served as Chief Executive Officer, Co-Founder and Partner of Rocket Science Healthcare LLC. From September 2012 to January 2014, Ms. Wolf provided independent consulting services. From September 2008 to August 2012, Ms. Wolf was the Chief Financial Officer and Executive Vice President, Corporate Development at Vision-Sciences, Inc., a NASDAQ-listed medical device company in the flexible endoscopy space. From June 2005 to April 2008, Ms. Wolf was a Managing Director at HSBC Securities (USA) Inc. in its investment banking division, where she was a member of the firm’s Health Care Group and ran the investment banking MedTech effort. Prior to HSBC, she worked at Bear, Stearns & Co. from 2000 to 2005 in the Health Care Group, rising to the level of Managing Director. Ms. Wolf holds an M.B.A. from Harvard Business School and a B.A. from Williams College.

Yuval Yanai joined our board of directors effective on the date of our listing on NASDAQ (subject to ratification at the Meeting). Mr. Yanai served, from September 2005 through March 2014, as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. From October 2000 through August 2005, he served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd., one of Israel’s largest holding companies. Prior to that, from April 1998 to September 2000, he served as Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli global provider of Insight from Interactions, and, from 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd., a former Israeli company engaged in the manufacturing of medical imaging devices that was acquired by larger companies in this field. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Previously, Mr. Yanai served as a director of Citycon Oj, Starplast Industries Ltd., Adama Ltd. (formerly Makteshim-Agan Industries Ltd.), ECI Telecom Ltd., Equity One, Inc., BVR Systems Ltd., Tadiran Communication Ltd., The Elisra Group and Telrad Networks Ltd. Mr. Yanai holds a B.Sc. in Accounting and Economics from Tel-Aviv University.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, to ratify the election of Ms. Katherine Wolf as an external director of Macrocure Ltd., following her initial alection as an external director by the shareholders of the Company on July 22, 2014, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law;” and

(b)
“FURTHER RESOLVED, to ratify the appointment of Mr. Yuval Yanai as an external director of Macrocure Ltd., following his initial appointment as an external director by the shareholders of the Company on July 22, 2014, prior to the Company’s initial public offering, in accordance with the requirements of the Companies Law.”

Required Majority

The vote required for the ratification of the election of each of Ms. Katherine Wolf and Mr. Yuval Yanai as an external director is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of each part of this proposal (that is, the ratification of election of each external director) requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for these purposes.

For purposes of both Proposal 1 and Proposal 2, a “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 1(a) or 1(b).

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the two proposed resolutions under Proposal 1.

PROPOSAL 2
RATIFICATION OF APPROVAL OF COMPENSATION FOR EXTERNAL DIRECTORS

Background

The Companies Law provides that the compensation of a company’s directors, including external directors (with certain exceptions), requires shareholder approval. This includes cash compensation as well as compensation in the form of equity awards. We have elected to compensate our external directors in accordance with the “relative compensation” provisions of the Companies Law regulations, under which they will receive cash and equity compensation that matches the compensation that we will pay to our other directors (other than the Chairman of the Board, Mr. David Ben-Ami).

As approved by our shareholders prior to our initial public offering, the compensation payable to our other directors and to our external directors, Ms. Wolf and Mr. Yanai (assuming ratification of their election pursuant to Proposal 1 and assuming the approval of this Proposal 2), consists of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 of the Company’s ordinary shares, nominal value NIS 0.01 per share, or ordinary shares, at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of our 2013 Share Incentive Plan.

The Companies Law provides that compensation of directors (including external directors) of a public company must generally be in line with that company’s compensation policy, which must be adopted within nine months of a company’s initial public offering. However, as of the date hereof and as of the date of the Meeting, such nine month period has not, and will not, yet have passed, and we therefore have not, and will not have, yet adopted our compensation policy. Therefore, our board of directors, in approving the proposed compensation for our external directors, took into account a number of considerations, as required by the Companies Law, including:

•	The complexity of our industry, and Ms. Wolf’s and Mr. Yanai’s knowledge, experience, past achievements and skill set within our industry.

•	Our business results to date and the manner of the management of our company.

•
The personal contribution and substantial effort invested by Ms. Wolf and Mr. Yanai in spearheading our independent compensation and audit committees, respectively, and the incentive the compensation will create for them in those roles to continue to advance our long term business objectives and the interests of our shareholders.

•	A comparison of the proposed compensation for Ms. Wolf and Mr. Yanai to compensation granted to similarly qualified external directors of comparable Israeli companies.

•	The fact that Ms. Wolf and Mr. Yanai will receive the same compensation that is payable to our other directors (besides Mr. Ben-Ami).

Based on the factors outlined above, our board of directors views the proposed external director compensation as adequate compensation that is fair and reasonable under the circumstances.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to ratify, subject to the approval of Proposal 1 and following the approval by the board of directors of the Company and the shareholders of the Company prior to the Company’s initial public offering, and in compliance with the requirements of the Companies Law, the approval of payment to each of Ms. Katherine Wolf and Mr. Yuval Yanai, the Company’s external directors, of (i) an annual fee of $30,000 and (ii) a one-time grant of options to purchase 36,662 ordinary shares at an exercise price of $10.00 per share, subject to a four year vesting period and the other terms of the Company’s 2013 Share Incentive Plan..”

Required Majority

The vote required for the ratification of the external director compensation is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the Companies Law provides that for a public company such as ours, which has not yet adopted a compensation policy, the approval of the proposed compensation for our external directors requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present at the Meeting and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of this Proposal 2, any shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the proposal, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. We are unaware of any shareholders that would be deemed to be a controlling shareholder of our Company as of the current time for these purposes.

The term “personal interest” has the same meaning under this Proposal 2 as described under Proposal 1 above.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for instructions as to how to vote in the event that you possess a personal interest in the approval of Proposal 2.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its initial public offering, filed with the SEC on July 31, 2014, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.macrocure.com.

 The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

By order of the Board of Directors: David Ben Ami Chairman of the Board of Directors

Petach Tikva, Israel
October 7, 2014